Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2505 Meadowvale Blvd.
Mississauga, ON, Canada L5N 5S2
tel: (905) 817-2004  fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

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FOR IMMEDIATE RELEASE

                  Vasogen Files Amended and Restated Prospectus

Mississauga, Ontario (August 11, 2006) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), today announced that it has filed an amended and restated prospectus with the Ontario Securities Commission and the U.S. Securities and Exchange Commission
(SEC) to increase by 30 million the number of common shares that may be sold by certain selling shareholders under the prospectus. The common shares may be issued in connection with the senior convertible notes issued in October 2005 by Vasogen Ireland Limited (VIL), a wholly owned subsidiary of Vasogen Inc. As of August 1, 2006, the outstanding principal amount owing under the notes was US$14.8 million. VIL may continue to repay the outstanding principal on a monthly basis over the remaining term of the notes in any combination of cash or common shares at its sole discretion, provided certain conditions are met. Given VIL's right to pay in cash and the potential fluctuation of the Company's share price, the number of shares actually issued may be significantly different from the number covered by the amended prospectus.

In addition, Vasogen Inc. has today filed with applicable Canadian securities regulatory authorities on SEDAR its Report on Form 40-F previously filed with the SEC on EDGAR on February 21, 2006.

About Vasogen:
Vasogen is focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. The recently completed international 2,400-patient ACCLAIM trial assessed the impact of the Celacade technology on reducing the risk of mortality and morbidity in patients with advanced heart failure. Full results for the ACCLAIM study are scheduled to be presented at the World Congress of Cardiology 2006, being held in Barcelona, Spain, from September 2 to 6 and at the 10th Annual Scientific Meeting of the Heart Failure Society of America being held in Seattle, Washington, from September 10 to 13, 2006. Vasogen is also developing a new class of drugs for the treatment of neuro-inflammatory and neuro-vascular disorders. VP025, which is entering phase II clinical development, is the lead product candidate from this new class of drugs.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements include, without limitation, summary statements relating to initial results of the ACCLAIM trial in patients with chronic heart failure, plans to advance the development of Celacade, statements concerning our partnering activities, strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management. Except for results on the primary endpoint, initial results disclosed are based on initial data analyzed and may not be confirmed upon full analysis of the detailed results of the ACCLAIM trial and additional information relating to safety and efficacy of Celacade may be discovered upon further analysis of trial data and upon further review and analysis of additional trial data. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the outcome of further analysis of the ACCLAIM trial results, the requirement or election to conduct additional clinical trials, risks associated with the outcome of our research and development programs, the adequacy, timing and results of our clinical trials, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing, including the convertible notes we issued in October 2005, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of our products, the availability of government and insurance reimbursements for our products, the strength of intellectual property, reliance on subcontractors and key personnel, losses due to fluctuations in the U.S.-Canadian exchange rate, and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the "Risk Factors" section of our Annual Information Form and Form 40F for the year ended November 30, 2005, as well as in our later public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Unless otherwise indicated, numerical values indicating the statistical significance ("p-values") of results included in this document are based on analyses that do not account for endpoint multiplicity.